AMENDMENT TO THE BYLAWS
                                       OF
                       PREMIUM CIGARS INTERNATIONAL, LTD.

                                  July 30, 1997


         Pursuant to a Board of Directors resolution on July 30, 1997 the Bylaws of Premium Cigars International, Ltd. are hereby amended as follows:

         ARTICLE III of the Bylaws is amended by adding Section 14:

         Section 14.  Independent Director Approval of Certain Transactions.

         a. Definition of Independent Director. An "Independent Director" is member of the Corporation's Board of Directors who:

                  1. is not an officer or employee of the Corporation, its subsidiaries or their affiliates or associates and has not been an officer or employee of the Corporation, its subsidiaries or their affiliates or associates within the last two years; and

                  2. is not a "Promoter" of the Corporation, which is defined as:

                           a. a person who alone, or in conjunction with one or more other persons, directly or indirectly took the initiative in founding or organizing the Corporation or controls the Corporation;

                           b. a person who, directly or indirectly, receives as consideration for services and/or property rendered, five percent (5%) or more of any class of the Corporation's equity securities or five percent (5%) or more of the proceeds from the sale of any class of the Corporation's equity securities;

                           c. a person who: (i) is an officer or director; or (ii) anyone who legally or beneficially owns, directly or indirectly, five percent (5%) or more of any class of the Corporation's equity securities;

                           d. a person who is an affiliate or an associate of a person specified in subsections a, b, or c.

                           e. "Promoter" does not include: (i) a person who receives securities or proceeds solely as underwriting compensation if that person otherwise falls outside of the definition of
                                    a   promoter   in  a,  b,  or  c;   (ii)  an
                                    unaffiliated institutional investor.
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                  3.       Does not have a  material  business  or  professional
                           relationship with the Corporation or any of its affiliates or associates. For purposes of determining
                           whether   or   not   a   business   or   professional
                           relationship is material, the gross revenue derived by the Independent Director from the Corporation, its affiliates and associates shall be deemed material per se if it exceeds five percent (5%) of the Independent Director's: (i) annual gross revenue, derived from all sources, during either of the last two years; or (ii) net worth, on a fair market value basis.

         b. Requirement to Maintain At Least Two Independent Directors. The Corporation shall, at all times, maintain at least two Independent Directors on the Board of Directors.

         c. Policy Regarding Resolution of Conflicts of Interest. The Corporation shall follow the following policy regarding all related-party transactions and to loans or the forgiveness of loans, whether or not to a related-party:

                  (i) the Corporation will not enter any material, transaction or loan with a related or affiliated party unless the transaction or loan is on terms that are no less favorable to the Corporation than the Corporation could obtain from an unrelated or unaffiliated third party; and

                  (ii) a majority of the Independent Directors who have no interest in the transactions must review and approve transactions involving related parties or conflicts of interest after having been given access, at the Corporation's expense, to the Corporation's counsel or to their own independent legal counsel; and

                  (iii) when there are only two Independent Directors, both directors must approve the transaction.